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                                                                  EXHIBIT 20.1

 Acquisition of Infrasonics by Nellcor Puritan Bennett Approved by Stockholders


PLEASANTON and SAN DIEGO, CA -- June 27, 1996 -- Nellcor Puritan Bennett Incorporated (Nasdaq:NELL) and Infrasonics, Inc. (Nasdaq:IFRA) announced that the stockholders of both companies have approved the acquisition by Nellcor Puritan Bennett of Infrasonics. The transaction closed today, June 27, 1996.

Nellcor Puritan Bennett will continue to trade on the Nasdaq National Market System under the symbol NELL. The company, headquartered in Pleasanton, has revenue of over $600 million and more than 4,000 employees worldwide.

"We are very pleased that the stockholders of both companies have approved this acquisition," said C. Raymond Larkin, Jr., Nellcor Puritan Bennett's president and chief executive officer. "Infrasonics' product line complements Nellcor Puritan Bennett's product offering and enhances the company's market presence in the respiratory products industry."

Under the terms of the amended and restated merger agreement, 0.120 shares (0.240 post split) of Nellcor Puritan Bennett common stock will be issued for each share of Infrasonics' stock outstanding at the time of close. The acquisition is intended to qualify as a tax-free reorganization and a pooling of interests for accounting and financial reporting purposes.

Stockholders of Nellcor Puritan Bennett also approved an increase in the number of authorized shares of Nellcor Puritan Bennett common stock and a two-for-one split of Nellcor Puritan Bennett's issued common stock. The effective date of the two-for-one split will be the close of business on June 27, 1996. The company will begin trading on a post-split basis at the new price at the opening of business Monday, July 1, 1996. Following the split, Nellcor Puritan Bennett will have approximately 60 million shares outstanding.

Nellcor Puritan Bennett is the worldwide leader in monitoring, diagnosing and treating the respiratory-impaired patient.